UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 14D-9

                  SOLICITATION/ RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       Merced Partners Limited Partnership
                               Smithtown Bay, LLC
                         Global Capital Management, Inc.
                               John D. Brandenborg
                                 Michael J. Frey
                      (Name of PERSON(S) FILING STATEMENT)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                TABLE OF CONTENTS

      Item 1.  Subject Company Information.
      Item 2.  Identity and Background of Filing Person.
      Item 3.  Past Contacts, Transactions, Negotiations and Agreements.
      Item 4.  The Solicitation or Recommendation.
      Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.
      Item 6.  Interest in Securities of the Subject Company.
      Item 7.  Purposes of the Transaction and Plans or Proposals.
      Item 8.  Additional Information.
      Item 9.  Exhibits.
      SIGNATURE
      EX-(a)(1)
      EX-(a)(2)

Item 1. Subject Company Information.

     (a) Name and Address. The name of the subject company is Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 1111 Westchester Avenue, White Plains, New York 10604 and the telephone number is (914) 640-8100. The general partner of the Partnership is Westin Realty Corp., a Delaware corporation (the "General Partner").

     (b) Securities. The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Partnership's units of limited partnership interest (the "Units"). According to the Schedule 14D-9 filed by the Partnership on October 16, 2003, there were 135,600 Units issued and outstanding as of October 15, 2003.

Item 2. Identity and Background of Filing Person.

     (a) Name and Address. The filing persons are Kalmia Investors, LLC ("Kalmia") is a Delaware limited liability company formed on July 31, 1996. Smithtown Bay, LLC is a Delaware limited liability company formed on July 29, 1996, and was named the Manager of Kalmia Investors, LLC on January 3, 2003. Smithtown Bay's Manager is Global Capital Management, Inc. ("GCM"), a Delaware corporation formed on September 23, 1988. Merced Partners Limited Partnership, a Delaware limited partnership formed on January 19, 1990, of which GCM is the General Partner, is the sole owner of all of the members of Kalmia, including its manager, Smithtown Bay. GCM is controlled by its two officers and directors, John D. Brandenborg and Michael J. Frey (collectively, the "Filing Persons"). Each Filing Person's principal executive offices are located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305 and the telephone number is
(888) 323-3757.

     (d) Tender Offer. This Statement relates to the tender offer by WHLP Acquisition LLC ("Acquisition Sub"), a Delaware limited liability company and wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation ("Starwood"), for all of the outstanding Units of the Partnership, at a cash price of $625 per Unit, less all distributions declared or paid by the Partnership from October 31, 2003 until the date on which Acquisition Sub purchases the Units tendered pursuant to the Offer to Purchase and Solicitation Statement, dated November 4, 2003 (as it may be amended from time to time, the "Offer to Purchase"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Agreement of Assignment and Transfer (which, as they may be amended from time to time, constitute the "Offer"). In connection with the Offer, Acquisition Sub is soliciting consents to proposals (the "Proposals") described in the Offer to Purchase that would facilitate the transfer of Units to Acquisition Sub and its ability to effect a merger, immediately after the completion of the Offer, of Acquisition Sub or one of its affiliates and the Partnership (the "Merger"). In the Merger, each outstanding Unit not owned by Acquisition Sub or one of its affiliates would be converted into the right to receive cash in an amount equal to the price per Unit payable in the Offer.

     According to the Tender Offer Statement on Schedule TO filed by Acquisition Sub and Starwood on November 4, 2003, the address of the principal executive offices of each of Acquisition Sub and Starwood is 1111 Westchester Avenue, White Plains, New York 10604.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Conflicts of Interest. As of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Filing Persons or their respective affiliates and (i) the Partnership, its executive officers, directors or affiliates or (ii) Acquisition Sub, its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

     (a) Solicitation or Recommendation. The Filing Persons are advising holders of Units ("Unitholders") to reject the Offer, not tender their Units pursuant to the Offer and vote against the Proposals. Kalmia is sending to Unitholders a letter recommending that they reject the Offer, not tender their Units pursuant to the Offer and vote against the Proposals. A copy of such letter is attached to this Statement as Exhibit (a)(1).

     (b) Reasons. The Filing Persons are advising holders of Units to reject the Offer, not tender their Units pursuant to the Offer and vote against the Proposals for the following reasons:

     o Kalmia believes, as Starwood and the General Partner are affiliates, Starwood's proposals are fraught with conflict of interest and are extremely coercive.

     o Instead of constructing a plan to maximize the value of the Unitholders' investment, the General Partner is standing idly by as Starwood proposes to take the Partnership private and cash out the Unitholders at $625 per Unit without any fairness opinion, appraisal, bidding process or dissenter's rights.

     o The General Partner's officers and directors and the officers and directors of 909 Corp. are full-time senior or executive-level employees of Starwood. and in their capacities as directors or officers of a wholly owned subsidiary of Starwood owe fiduciary duties to Starwood in its capacity as the sole stockholder of the General Partner.

     (c) Intent to Tender. Neither the Filing Persons nor any of their affiliates intend to tender pursuant to the Offer any of the Units they hold of record or own beneficially.

Item 5. Persons/ Assets, Retained, Employed, Compensated or Used.

     Solicitations or Recommendations. No persons or classes of persons have been employed, retained or are to be compensated to make solicitations or recommendations in connection with the Offer or the transactions contemplated thereby.

Item 6. Interest in Securities of the Subject Company.

     Securities Transactions. Set forth below is a list of contractual arrangements that the Filing Persons or their affiliates have entered into to purchase Units during the 60-day period immediately preceding the date of this Statement. All of such arrangements were entered into by Kalmia.

                                 NUMBER OF UNITS                  PRICE OF
           DATE                  PURCHASED IN  TENDER OFFER       UNITS

    September 30, 2003           6,369                             $550
    November 10, 2003            1,210                             $550

Item 7. Purposes of the Transaction and Plans or Proposals.

     Not applicable.

Item 8. Additional Information.

     None.

Item 9. Exhibits.

Exhibit No.             Description

     (a)(1) Letter to Limited Partners dated November 17, 2003 issued by Kalmia.

     (a)(2) Form of withdrawal from WLP Acquisition LLC's tender offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 KALMIA INVESTORS, LLC

                                 By: Smithtown Bay, LLC
                                       Its Manager

                                 By: Global Capital Management, Inc.
                                       Its Manager

                                     By: /s/  Michael J. Frey
                                         ---------------------
                                         Name: Michael J. Frey
                                         Title: Chief Executive Officer

                                         November 17, 2003

                                 SMITHTOWN BAY, LLC

                                 By: Global Capital Management, Inc.
                                       Its Manager

                                     By: /s/ Michael J. Frey
                                         -------------------
                                         Name: Michael J. Frey
                                         Title: Chief Executive Officer

                                         Dated: November 17, 2003

                                 MERCED PARTNERS LIMITED PARTNERSHIP

                                     By: /s/ Michael J. Frey
                                         -------------------
                                         Name: Michael J. Frey
                                         Title: Chief Executive Officer

                                 Dated: November 17, 2003

                                 GLOBAL CAPITAL MANAGEMENT, INC.

                                     By: /s/ Michael J. Frey
                                         -------------------
                                         Name: Michael J. Frey
                                         Title: Chief Executive Officer

                                         Dated: November 17, 2003

                                       MICHAEL J. FREY

                                     By: /s/ Michael J. Frey
                                         -------------------

                                       Dated: November ___, 2003

                                       JOHN D. BRANDENBORG

                                     By: /s/ John D. Brandenborg
                                         -----------------------

                                       Dated: November 17, 2003


Dated November 17, 2003

21919.0001 #442778